FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

57 Hamelacha Street, Holon, 58855, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

We, Crow Technologies 1977 Ltd. (“Crow”), would like to announce that the our Board of Directors resolved: (i) to appoint Mr. Zeev Abraham Slavin and Mr. Shem-Tov Katriel as directors of Crow, and to appoint Mr. Shmuel Melman – a director and a shareholder in Crow, to the Chief Executive Officer of Crow. All such appointments shall be effective as of December 28, 2003; (ii) to change the office address of Crow to: 57 Hamelacha Street, Holon, 58855, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2004	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer